As filed with Securities and Exchange Commission on December 26, 2017

File Nos. 333-203126 and 811-08747

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-2

Registration Statement

Under the Securities Act of 1933	☒
Pre-Effective Amendment No.	☐
Post-Effective Amendment No. 5	☒

and/or

Registration Statement

Under the Investment Company Act of 1940	☒
Amendment No. 14	☒

DIVIDEND AND INCOME FUND

11 Hanover Square

New York, NY 10005

212-785-0900

(Registrant’s Exact Name, Address and Telephone Number)

Russell Kamerman

11 Hanover Square

New York, NY 10005

(Name and Address of Agent for Service)

Copy to:

Pamela M. Krill, Esq.

Godfrey & Kahn, S.C.

One East Main Street, Suite 500

Madison, WI 53701

Approximate date of proposed public offering: From time to time after the effective date of this Registration Statement.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box: ☒

This Post-Effective Amendment will become effective immediately pursuant to Rule 462(d) under the Securities Act of 1933.

EXPLANATORY NOTE

This Post-Effective Amendment No. 5 to the Registration Statement on Form N-2 (File Nos. 333-203126 and 811-08747) of Dividend and Income Fund (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 5 consists only of a facing page, this explanatory note and Part C of the Registration Statement on Form N-2 setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 5 does not modify any other part of the Registration Statement. The contents of the Registration Statement are hereby incorporated by reference.

Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 5 shall become effective immediately upon filing with the Securities and Exchange Commission.

PART C

OTHER INFORMATION

Item 25. Financial Statements and Exhibits.

1.	Financial Statements. The financial statements of the Dividend and Income Fund (the “Registrant”) included in Parts A and B of the Registration Statement on Form N-2 (the “Registration Statement”) are as follows:

Part A: Financial Highlights.

Part B: The unaudited financial statements for the six month period ended June 30, 2017 are incorporated by reference to Registrant’s Semi-Annual Report to Shareholders for the period ended June 30, 2017. The audited financial statements for the fiscal year ended December 31, 2016 are incorporated by reference to Registrant’s Annual Report to Shareholders for the year ended December 31, 2016.

2.	Exhibits

Exhibit Item Number	Description	Incorporated by Reference to	Filed Herewith
(a)	Amended and Restated Agreement and Declaration of Trust dated as of January 10, 2017	Registrant’s Annual Report for Management Companies on Form NSAR-B, File No. 811-08747, filed with the Securities and Exchange Commission (“SEC”) on February 28, 2017

(b)	Bylaws dated as of October 25, 2017	Registrant’s Post-Effective Amendment No. 3 to its Registration Statement on Form N-2, File Nos. 333-203126; 811-08747, filed on November 6, 2017

(c)	Not applicable	N/A

(d)(i)	Provisions of instruments defining the rights of holders of securities	Contained in Registrant’s Amended and Restated Agreement and Declaration of Trust and Amended Bylaws

(d)(ii)	Specimen stock certificate	Registrant’s Pre-Effective Amendment No. 2 to its Registration Statement on Form N-2, File Nos. 333-49969 and 811-08747, filed with the SEC on June 23, 1998

(d)(iii)	Form of Subscription Certificate for Rights Offering		X

(d)(iv)	Form of Notice of Guaranteed Delivery for Rights Offering		X

Exhibit Item Number	Description	Incorporated by Reference to	Filed Herewith

(e)	2015 Amended and Restated Dividend Reinvestment Plan	Registrant’s Registration Statement on Form N-2, File Nos. 333-203126 and 811-08747, filed with the SEC on March 31, 2015

(f)	Not applicable	N/A

(g)	Investment Management Agreement dated September 19, 2012	Registrant’s Registration Statement on Form N-2, File Nos. 333-189804 and 811-08747, filed with the SEC on July 3, 2013

(h)	Not applicable	N/A

(i)	Not applicable	N/A

(j)(i)	Custodian Agreement dated April 8, 2002	Registrant’s Registration Statement on Form N-2, File Nos. 333-175607 and 811-08747, filed with the SEC on July 15, 2011

(j)(ii)	Amendment to Custodian Agreement dated April 1, 2011	Registrant’s Registration Statement on Form N-2, File Nos. 333-175607 and 811-08747, filed with the SEC on July 15, 2011

(j)(iii)	Amendment to Custodian Agreement dated October 12, 2012	Registrant’s Registration Statement on Form N-2, File Nos. 333-189804 and 811-08747, filed with the SEC on July 3, 2013

(j)(iv)	Amendment to Custodian Agreement dated November 20, 2017	Registrant’s Post-Effective Amendment No. 4 to its Registration Statement on Form N-2, File Nos. 333-203126; 811-08747, filed on December 13, 2017

(j)(v)	Amendment to Fee Schedule of Custodian Agreement dated December 14, 2017		X

(k)(i)	Transfer Agent Agreement dated May 11, 2012	Registrant’s Registration Statement on Form N-2, File Nos. 333-189804 and 811-08747, filed with the SEC on July 3, 2013

(k)(ii)	Liquidity Agreement between Registrant (and the other parties listed therein) and State Street Bank and Trust Company dated July 28, 2016	Registrant’s Semi-Annual Report for Management Companies on Form NSAR-A, File No. 811-08747, filed with the SEC on August 25, 2016

(k)(iii)	Fund Accounting Agreement dated March 1, 2012	Registrant’s Registration Statement on Form N-2, File Nos. 333-189804 and 811-08747, filed with the SEC on July 3, 2013

Exhibit Item Number	Description	Incorporated by Reference to	Filed Herewith

(k)(iv)	Subscription Agent Agreement between Registrant and American Stock Transfer & Trust Company, LLC		X

(k)(v)	Information Agent Agreement between Registrant and AST Fund Solutions, LLC		X

(l)	Opinion and consent of counsel	Registrant’s Post-Effective Amendment No. 4 to its Registration Statement on Form N-2, File Nos. 333-203126; 811-08747, filed on December 13, 2017

(m)	Not applicable	N/A

(n)	Auditor’s consent	Registrant’s Post-Effective Amendment No. 4 to its Registration Statement on Form N-2, File Nos. 333-203126; 811-08747, filed on December 13, 2017

(o)	Not applicable	N/A

(p)	Subscription Agreement	Registrant’s Pre-Effective Amendment No. 2 to its Registration Statement on Form N-2, File Nos. 333-49969 and 811-08747, filed with the SEC on June 23, 1998

(q)	Not applicable	N/A

(r)	Code of Ethics for Registrant and Investment Manager	Registrant’s Post-Effective Amendment No. 3 to its Registration Statement on Form N-2, File Nos. 333-203126; 811-08747, filed on November 6, 2017

(s)	Powers of Attorney for Bruce B. Huber, Jon Tómasson, and Peter K. Werner		X

Item 26. Marketing Arrangements.

See “Plan of Distribution” in the Prospectus.

Item 27. Other Expenses of Issuance and Distribution.

The following table sets forth the estimated expenses to be incurred in connection with the offering described in the Registration Statement.

Listing and Registration Fees	$26,000
FINRA Fees	$0
Printing Fees	$15,000
Postage	$35,000
Legal Fees and Expenses	$100,000
Audit Fees and Expenses	$4,000
Information Agent/Subscription Agent	$30,000
Miscellaneous	$10,000

Total:	$220,000

Item 28. Persons Controlled By or Under Common Control with Registrant.

None.

Item 29. Number of Holders of Securities.

As of November 30, 2017, the number of record holders of each class of securities of the Registrant was as follows:

Title of Class	Number of Record Holders
Common Shares of Beneficial Interest $.01 par value	37

Item 30. Indemnification. Applicable provisions pertaining to the Registrant (sometimes referred to as the “Trust” or the “Fund”):

Declaration of Trust. Article II of the Registrant’s Amended and Restated Agreement and Declaration of Trust (the “Trust Instrument”) provides as follows:

Section 13. Limitations of Liability of Shareholders.

(a) Except as may be otherwise provided in this Declaration (including, without limitation, Article II, Section 12(h) regarding damages) and the Bylaws, Shareholders shall have the same limitation of personal liability as is extended to shareholders of a private corporation for profit incorporated in the State of Delaware and no Shareholder shall be subject in such capacity to any personal liability whatsoever to any Person in connection with Trust Property or the acts, obligations or affairs of the Trust or any Series.

(b) Except as may be otherwise provided in this Declaration (including, without limitation, Article II, Section 12(h) regarding damages) and the Bylaws, if any Shareholder or former Shareholder of any Series shall be held to be personally liable solely by reason of a claim or demand relating to such Person being or having been a Shareholder, and not because of such

Person’s acts or omissions, the Shareholder or former Shareholder (or such Person’s heirs, executors, administrators, or other legal representatives or in the case of a corporation or other entity, its corporate or other general successor) shall be entitled to be held harmless from and indemnified against all loss and expense arising from such claim or demand, but only out of the assets held with respect to the particular Series of Shares of which such Person is or was a Shareholder and from or in relation to which such liability arose. The Trust, on behalf of the applicable Series, may, at its option, assume the defense of any such claim made against such Shareholder. Neither the Trust nor the applicable Series shall be responsible for satisfying any obligation arising from such a claim that has been settled by the Shareholder without the prior written notice to, and consent of, the Trust and Series, as applicable.

Article III of the Registrant’s Trust Instrument provides as follows:

Section 9. Limitation of Liability.

(a) Except as required by federal law, including applicable provisions of the 1940 Act, no Trustee, officer, employee or agent of the Trust shall owe any fiduciary duties to the Trust, any Class or Series thereof, or to any Shareholder or any other Person. The Trustees, officers, employees and agents of the Trust shall only have the duty to perform their respective obligations expressly set forth herein in a manner that does not constitute bad faith, willful misfeasance, gross negligence or reckless disregard of their respective duties as a Trustee, officer, employee or agent expressly set forth in this Declaration of Trust. Without limiting the foregoing, the Trustees have no fiduciary duty to take action, or to consider taking any action, to narrow any discount by which the Trust’s Shares may trade to the net asset value of such Shares, nor shall there be a “fiduciary exception” to the attorney-client privilege as described in United States v. Jicarilla, 564 U.S. 162 (2011), United States v. Mett, 178 F.3d 1058 (9th Cir. 1999), or similar law with respect to any communications between any Trustee and legal counsel, regardless of whether, among other things, the Trust pays the legal fees of such counsel, such counsel’s legal advice was given for managing the Trust and not for personal advice to the Trustees, and such communications were not made in anticipation of litigation.

(b) To the extent that, at law or in equity, a Trustee, officer, employee or agent has duties (including fiduciary duties) and liabilities relating thereto to the Trust or any Class or Series thereof, to the Shareholders or to any other Person, a Trustee, officer, employee or agent acting under this Declaration of Trust shall not be liable to the Trust, to the Shareholders or to any other Person for his or her reliance on the provisions of this Declaration of Trust. The provisions of this Declaration of Trust, to the extent that they restrict the duties and limit the liabilities of the Trustees, officers, employees or agents otherwise existing at law or in equity, replace such other duties and liabilities of such Trustees, officers, employees or agents.

(c) Except as otherwise expressly set forth herein, the Trustees, officers, employees and agents of the Trust shall not have any personal liability to any Person other than the Trust, any Class or Series thereof, or any Shareholders for any act, omission or obligation of the Trust or any Trustee, and then only for acts constituting bad faith, willful misfeasance, gross negligence or reckless disregard of duties expressly set forth in this

Declaration of Trust. No Trustee, officer, employee or agent of the Trust shall be liable to the Trust or its Shareholders for any act or omission or any conduct whatsoever (including any breach of fiduciary duty and the failure to compel in any way any former or acting Trustee to redress any breach of fiduciary duty or trust or for any errors of judgment or mistakes of fact or law); provided that nothing contained herein shall protect any Trustee, officer, employee or agent against any liability to the Trust or its Shareholders to which he or she would otherwise be subject by reason of bad faith, willful misfeasance, gross negligence or reckless disregard of his or her duties as an officer, employee or agent as expressly set forth herein.

(d) A Trustee shall only be liable for his or her own bad faith, willful misfeasance, gross negligence or reckless disregard of his or her duties expressly set forth herein, and for nothing else, and shall not be liable for errors of judgment or mistakes of fact or law. Subject to the foregoing: (i) the Trustees shall not be responsible or liable in any event for any neglect or wrongdoing of any other Person, including any officer, agent, employee, independent contractor or consultant, nor shall any Trustee be responsible for the act or omission of any other Trustee; (ii) the Trustees may rely upon advice of legal counsel or other experts with respect to the meaning and operation of this Declaration of Trust and their duties as Trustees hereunder, and shall be under no liability for any act or omission in accordance with such advice or for failing to follow such advice; and (iii) the Trustees shall be fully protected in relying upon the records of the Trust and upon information, opinions, reports or statements presented by another Trustee or any officer, employee or other agent of the Trust, or by any other Person, as to matters reasonably believed to be within such Person’s professional or expert competence, including information, opinions, reports or statements as to the value and amount of the assets, liabilities, profits or losses of the Trust, or the value and amount of assets or reserves or contracts, agreements or other undertakings that would be sufficient to pay claims and obligations of the Trust or to make reasonable provision to pay such claims and obligations, or any other facts pertinent to the existence and amount of assets from which distributions to Shareholders or creditors of the Trust might properly be paid. The appointment, designation or identification of a Trustee as chair of the Trustees, a member or chair of a committee of the Trustees, an expert on any topic or in any area (including an audit committee financial expert), or the lead independent Trustee, or any other special appointment, designation or identification of a Trustee, shall not impose on that Person any standard of care or liability that is greater than that imposed on that Person as a Trustee in the absence of the appointment, designation or identification, and no Trustee who has special skills or expertise, or is appointed, designated or identified as aforesaid, shall be held to a higher standard of care by virtue thereof. In addition, no appointment, designation or identification of a Trustee as aforesaid shall affect in any way that Trustee’s rights or entitlement to indemnification or advancement of expenses. The Trustees shall not be required to give any bond or other security, nor any surety if a bond is obtained.

(e) All Persons extending credit to, contracting with or having any claim against the Trust shall look only to Trust Property or to the assets of any applicable Class or Series that such Person extended credit to, contracted with or has a claim against, and neither the Trustees nor the Shareholders, nor any of the Trust’s officers, employees or agents, whether past, present or future, shall be personally liable therefor.

(f) Every written obligation, note, bond, contract, instrument, certificate or undertaking and every other act or thing whatsoever executed or done by or on behalf of the Trust or any Class or Series thereof, or the Trustees or officers by any of them in connection with the Trust or any Class or Series thereof shall conclusively be deemed to have been executed or done only in or with respect to his, her or their capacity as Trustee or Trustees, or officer or officers, as the case may be, and such Trustee or Trustees, or officer or officers shall not be personally liable thereon. At the Trustees’ discretion, any written obligation, note, bond, contract, instrument, certificate or undertaking made or issued by the Trustees or by any officer or officers may give notice that this Declaration of Trust contains a limitation on liability and such written obligation, note, bond, contract, instrument, certificate or undertaking may, if the Trustees so determine, recite that the same was executed or made on behalf of the Trust or the applicable Class or Series thereof by a Trustee or Trustees in such capacity and not individually, or by an officer or officers in such capacity and not individually, and that the obligations of such instrument are not binding upon any of them or the Shareholders individually but are binding only on the assets and property of the Trust, or the assets held with respect to the applicable Class or Series thereof only and not against the assets of the Trust generally or the assets held with respect to any Class or Series thereof, and may contain such further recital as such Person or Persons may deem appropriate. The omission of any such notice or recital shall in no way operate to bind any Trustees, officers or Shareholders individually.

Section 10. Indemnification.

(a) The Trust shall indemnify and advance expenses to its currently acting and former Trustees to the fullest extent that indemnification of Trustees is permitted by the Delaware Act. The Trust shall indemnify and advance expenses to its currently acting and former officers to the same extent as its Trustees and to such further extent as is consistent with law. The Board of Trustees may by Bylaw, resolution or agreement make further provision for indemnification of Trustees, officers, employees and agents to the fullest extent permitted by the Delaware Act. No provision of this Article III, Section 10 shall be effective to protect or purport to protect any Trustee or officer of the Trust against any liability to the Trust or its Shareholders to which he would otherwise be subject by reason of bad faith, willful misfeasance, gross negligence or reckless disregard of the duties expressly set forth herein. No amendment to the Declaration shall affect the right of any person under this Section 10 based on any event, omission or proceeding prior to such amendment.

Bylaws. Article VIII of the Registrant’s Bylaws provides as follows:

Indemnification and Advancement of Expenses. To the maximum extent permitted by the Delaware Act and, to the extent applicable, the 1940 Act, the Trust shall indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, shall pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (a) any individual who is a current or former Continuing Trustee, officer, or employee of the Trust and who is made a party to the proceeding by reason of his or her service in that capacity or (b) any individual who, while a Continuing

Trustee, officer, or employee of the Trust and at the request of the Trust, serves or has served in a similar capacity for another entity and who is made a party to the proceeding by reason of his or her service in that capacity. The Trust may, with the approval of its Board of Trustees, provide such indemnification and advance for expenses to a Continuing Trustee who served a predecessor of the Trust in any of the capacities described in (a) or (b) above and to any officer or employee of a predecessor of the Trust.

Neither the amendment nor repeal of this Article, nor the adoption or amendment of any other provision of the Bylaws or Trust Instrument inconsistent with this Article, shall apply to or affect in any respect the applicability of the preceding paragraph with respect to any act or failure to act which occurred prior to such amendment, repeal, or adoption.

No provision of this Article VIII shall be effective to protect or purport to protect any Continuing Trustee, officer, or employee of the Trust against liability to the Trust or its Shareholders to which he or she would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of his or her office.

Investment Management Agreement. Section 12 of the Investment Management Agreement between the Registrant and Bexil Advisers LLC (the “Investment Manager”) provides as follows:

The Investment Manager shall not be liable to the Fund or any shareholder of the Fund for any error of judgment or mistake of law or for any loss suffered by the Fund or the Fund’s shareholders in connection with the matters to which this Agreement relates, but nothing herein contained shall be construed to protect the Investment Manager against any liability to the Fund or the Fund’s shareholders by reason of a loss resulting from willful misfeasance, bad faith, or gross negligence in the performance of its duties or by reason of its reckless disregard of obligations and duties under this Agreement.

Custodian Agreement. Section 12 of the Custodian Agreement between the Registrant and State Street Bank and Trust Company (“State Street”) provides as follows:

RESPONSIBILITY OF STATE STREET. So long as and to the extent that it is in the exercise of reasonable care, State Street shall not be responsible or liable for, and Fund shall indemnify and hold State Street harmless from and against, any and all costs, expenses, losses, damages, charges, counsel fees (including without limitation, disbursements and the allocable cost of in-house counsel), payments and liabilities which may be asserted against or incurred by State Street or for which State Street may be held to be liable, arising out of or attributable to:

l) The purchase or sale of any assets or foreign currency positions. Without limiting the generality of the foregoing, State Street is under no duty or obligation to inquire into the title, validity or genuineness of any property or evidence of title thereto received by it or delivered by it pursuant hereto;

2) State Street’s action upon any notice, request, consent, certificate or other instrument reasonably believed by it to be genuine and to be signed by the proper party or parties,

including any futures commission merchant acting pursuant to the terms of a three-party futures or options agreement. State Street may receive and accept a copy of a resolution certified by the Secretary or an Assistant Secretary of Fund (“Certified Resolution”) as conclusive evidence (a) of the authority of any person to act in accordance with such resolution or (b) of any determination or of any action by the Board as described in such resolution, and such resolution may be considered as in full force and effect until receipt by State Street of written notice to the contrary;

3) State Street’s action or omission to act in good faith without negligence, including, without limitation, acting in accordance with any Proper Instruction; and provided further that in no event shall State Street by liable for indirect, special or consequential damages;

4) State Street’s action or failure to act in good faith reliance upon advice of counsel (who may be counsel for Fund) on all matters, or on the instruction, notice, request, consent, advice, representation, warranty or statements of any officer or employee of Fund, or Fund’s accountants or other authorized individuals. State Street may receive and accept a copy of an instruction of Fund as conclusive evidence (a) of the authority of any person to act in accordance with such instruction and (b) of any determination or of any action by said party, in each case as described in such instruction and such instruction may be considered as in full force and effect until receipt by State Street of written notice to the contrary;

5) Any loss, liability, claim or expense resulting from or caused by anything which is part of Country Risk (as defined in Section 3 hereof), including without limitation nationalization, expropriation, currency restrictions, or acts of war, revolution, riots or terrorism.

6) Except as may arise from State Street’s own negligence or willful misconduct or the negligence or willful misconduct of a sub-custodian or agent, the failure or delay in performance of its obligations hereunder resulting from or caused by; (a) events or circumstances beyond the reasonable control of State Street or any sub-custodian or Securities System or any agent or nominee of any of the foregoing, including, without limitation, the interruption, suspension or restriction of trading on or the closure of any securities market, power or other mechanical or technological failures or interruptions, computer viruses or communications disruptions, work stoppages, natural disasters, or other similar events or acts; (b) errors by Fund or its duly-authorized investment manager or investment advisor in their instructions to State Street provided such instructions have been in accordance with this Agreement; (c) the bankruptcy, insolvency, or receivership of any sub-custodian; (d) the insolvency of or acts or omissions by a Securities System; (e) any delay or failure of any broker, agent or intermediary, central bank or other commercially prevalent payment or clearing system to deliver to State Street’s sub-custodian or agent securities purchased or in the remittance or payment made in connection with securities sold; (f) any delay or failure of any company, corporation, or other body in charge of registering or transferring securities in the name of State Street, Fund, State Street’s sub-custodians, nominees or agents or any consequential losses arising out of such delay or failure to transfer such securities including non-receipt of bonus, dividends and rights and other accretions or benefits; (g)

delays or inability to perform its duties due to any disorder in market infrastructure with respect to any particular security or Securities System; and (h) any provision of any present or future law or regulation or order of the United States of America, or any state thereof, or any other country, or political subdivision thereof or of any court of competent jurisdiction.

7) State Street’s payment of money as requested by Fund, or the taking of any action which may, in the opinion of State Street, result in State Street or its nominee assigned to Fund or the Portfolio being liable for the payment of money or incurring liability of some other form. As a prerequisite to requiring State Street to take such action, Fund on behalf of the Portfolio shall provide indemnity to State Street in an amount and form satisfactory to it. If Fund requires State Street, its affiliates, subsidiaries or agents, to advance cash or securities for any purpose (including but not limited to securities settlements, foreign exchange contracts and assumed settlement) or in the event that State Street or its nominee shall incur or be assessed any taxes, charges, expenses, assessments, claims or liabilities in connection with the performance of this Agreement, except such as may arise from its or its nominee’s own negligent action, negligent failure to act or willful misconduct, any property at any time held for the account of the applicable Portfolio shall be security therefor and should Fund fail to repay State Street promptly, State Street shall be entitled to utilize available cash and to dispose of such Portfolio’s assets to the extent necessary to obtain reimbursement.

8) Any error, omission, inaccuracy or other deficiency in any Portfolio’s accounts and records or other information provided to State Street by or on behalf of a Portfolio, or the failure of the Fund to provide, or provide in a timely manner, any accounts, records, or information needed by State Street to perform its duties hereunder.

Fund Accounting Agreement. Section 8 of the Fund Accounting Services Agreement between the Registrant and Huntington Asset Services, Inc. (“HASI”) (k/n/a Ultimus Asset Services, LLC) provides as follows:

(d) Notwithstanding any other provision of this Agreement, the Fund agrees to defend, indemnify and hold HASI and the other HASI Parties harmless from all demands, claims, causes or other actions or proceedings of any nature or kind whatsoever (collectively, “Claims”), expenses, liabilities, debts, costs, losses, reasonable attorneys’ fees and expenses, payments, and damages of every nature or kind whatsoever (collectively, “Damages”) arising directly or indirectly out of or in connection with: (i) the provision of Fund Information to any HASI Parties by or on behalf of the Fund Representatives and the reliance on or use by the HASI Parties of Fund Information which is furnished to any of the HASI Parties by or on behalf of any of the Fund Representatives, including the reliance by HASI upon the historical accounting records and other records of the Fund; (ii) any delays, inaccuracies, errors or omissions in or arising out of or attributable to Fund Information which is furnished to any of the HASI Parties by or on behalf of any of the Fund Representatives or to the untimely provision to HASI of such Fund Information; (iii) the reliance on or the carrying out by HASI or its officers or agents of any instructions reasonably believed to be duly authorized, or requested by the Fund; (iv) any delays, inaccuracy, errors or omissions in or arising out of or attributable to data or information provided to HASI by data and/or pricing services or any other third party services, including but not limited to escheatment and lost account services, and/or the selection of any service provider, regardless of whether the Fund uses such services through a third party or itself or instead chooses to utilize the services through HASI; (v) the offer or sale of shares by the Fund in violation of any requirement under the federal securities laws or regulations or the securities laws or regulations of any state or other instrumentality, or in violation of any stop order or other determination or ruling by any federal agency or any state agency with respect to the offer or sale of such shares in such state or instrumentality (1) resulting from activities, actions or omissions by Fund Representatives, or (2) existing or arising out of activities, actions or omissions by or on behalf of the Fund Representatives prior to the earlier of (x) the effective date of this Agreement and (y) the effective date of an agreement between the parties hereto with respect to the subject matter hereof that was in effect prior to the effective date of this Agreement; (vi) the noncompliance by the Fund, its investment advisor(s) and/or its distributor with applicable securities, tax, commodities and other laws, rules and regulations; (vii) with the exception of any Claim related to breach of contract arising out of this Agreement, any Claim asserted by any current or former shareholder of the Fund, or on such shareholder’s behalf or derivatively by any representative, estate, heir or legatee, agent or other person, in connection with the holding, purchase or sale of shares of the Fund; and (viii) with the exception of any Claim for breach of contract arising out of this Agreement, any Claim taken by or on behalf of the Fund against any of the HASI Parties that arises directly or indirectly in connection with this Agreement, or directly or indirectly out of a HASI Party’s actions (or failure to act) in connection with this Agreement.

(e) The Fund agrees to indemnify and hold harmless HASI from and against any and all actions, suits, claims, losses, damages, costs, charges, reasonable counsel fees and disbursements, payments, expenses and liabilities (including reasonable investigation expenses) (collectively, “Losses”) to which HASI may become liable arising directly or indirectly out of any action or omission to act which HASI takes (i) at any request or on the direction of or in reliance on the reasonable advice of the Fund, (ii) upon any instruction, notice or other instrument that HASI reasonably believes to be genuine and to have been signed or presented by a duly authorized representative of the Fund (other than an employee or other affiliated person of HASI who may otherwise be named as an authorized representative of the Fund for certain purposes) or (iii) on its own initiative in connection with the performance of its duties or obligations hereunder. Further, HASI shall not be indemnified against or held harmless from any Losses arising directly or indirectly out of HASI’s or HASI Parties’ own willful misfeasance, bad faith, gross negligence in the performance of its duties, or reckless disregard of its obligations and duties hereunder.

Liquidity Agreement. Section 10.3 of the Liquidity Agreement between the Registrant (and the other parties listed therein) and State Street Bank and Trust Company (“State Street”) provides as follows:

Indemnity. Each Fund agrees to indemnify State Street and to hold State Street harmless from and against all claims, liabilities, losses, damages, penalties, actions, judgments, costs and expenses (excluding loss of anticipated profits) and disbursements of any kind or nature whatsoever, including, without limitation, the reasonable fees and disbursements of counsel (collectively, the “Liabilities”) that State Street may sustain or incur as a consequence of (a) any default by such Fund in payment of the principal amount of or any interest on any Funding Loans as and when due and payable (b) any default by such Fund in making a borrowing of a Funding Loan after such Fund has given (or is deemed to have given) a Notice of Draw-down relating thereto in accordance with Section 2.2, (c) any default in making any payment of the Aggregate Monthly Payment, Overdraft or any other payment obligation hereunder or any Securities Financing Agreement or (d) the performance of any obligation of such Fund under any Securities Financing Agreement.

* * *

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (“1933 Act”), may be provided to trustees, officers, and controlling persons of the Registrant, pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant with the successful defense of any action, suit or proceeding or payment pursuant to any insurance policy) is asserted against the Registrant by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

Item 31. Business and Other Connections of Investment Adviser.

The Investment Manager is a wholly-owned subsidiary of Bexil Corporation, the sole member of the Investment Manager. Bexil Corporation is also the parent of Bexil Securities LLC (“Bexil Securities”), a registered broker/dealer. The principal business of Bexil Advisers LLC (the “Investment Manager”) since its founding has been to serve as investment manager to registered investment companies. The principal businesses of Bexil Securities since its founding have been to trade for its own account and seeking to act as a mutual fund underwriter or sponsor on a best efforts basis.

The Investment Manager and Bexil Corporation may deemed to be affiliates of Winmill & Co. Incorporated (“Winco”), the parent of Midas Management Corporation (“MMC”), a registered investment adviser, and Midas Securities Group, Inc., a registered broker/dealer, and its affiliates including Global Self Storage, Inc. (“Global Self Storage”) and Tuxis Corporation (“Tuxis”) and their subsidiaries . The principal business of MMC since its founding has been to serve as an investment manager to registered investment companies. The directors and officers of Winco and its affiliates and subsidiaries are also directors and officers of the investment companies managed by the Investment Manager and MMC. MMC serves as investment manager of Midas Series Trust and Foxby Corp. Certain directors and officers of Winco and its affiliates and subsidiaries are also directors and officers of Bexil Corporation, Bexil Securities, the Investment

Manager, and the Registrant. Certain directors and officers of Winco and its affiliates and subsidiaries are also directors and officers of Global Self Storage and Tuxis. The business address of each entity listed in this Item 31 is 11 Hanover Square, New York, NY 10005.

The information required by this Item 31 of officers and directors of the Investment Manager is incorporated by reference to the Prospectus and Statement of Additional Information that form a part of this Registration Statement.

Item 32. Location of Accounts and Records. The accounts, books and other documents required to be maintained by the Registrant pursuant to Section 31(a) of the Investment Company Act of 1940, as amended, and the rules promulgated thereunder are maintained by:

Investment Manager:

Bexil Advisers LLC

11 Hanover Square

New York, NY 10005

Custodian:

State Street Bank and Trust Company

801 Pennsylvania

Kansas City, MO 64105

Fund Accounting Agent:

Ultimus Asset Services, LLC

2 Easton Oval, Suite 300

Columbus, OH 43219

Transfer Agent:

American Stock Transfer & Trust Company, LLC

6201 15th Avenue

Brooklyn, NY 11219

Item 33. Management Services.

None.

Item 34. Undertakings.

1. The Registrant undertakes to suspend the offering of securities covered by this Registration Statement until the Prospectus contained herein is amended if (a) subsequent to the effective date of its Registration Statement, the net asset value declines more than ten percent from the later of its net asset value as of the effective date of the Registration Statement or the filing of a prospectus supplement pursuant to Rule 497, under the Securities Act, setting forth the terms of the offering or (b) the net asset value increases to an amount greater than its net proceeds as stated in the Prospectus or such prospectus supplement.

2. Not applicable.

3.	If the securities being registered are to be offered to existing shareholders pursuant to warrants or subscription rights to purchase its common shares of beneficial interest, and any securities not taken by shareholders are to be reoffered to the public, the Registrant undertakes to supplement the Prospectus, after the expiration of the subscription period, to set forth the results of the subscription offer, the transactions by underwriters during the subscription period, the amount of unsubscribed securities to be purchased by underwriters, and the terms of any subsequent reoffering thereof. If any public offering by the underwriters of the securities being registered is to be made on terms differing from those set forth on the cover page of the Prospectus, the Registrant further undertakes to file a post-effective amendment to set forth the terms of such offering.

4.	The Registrant undertakes:

(a)	to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)	to include any prospectus required by Section 10(a)(3) of the 1933 Act;

(ii)	to reflect in the prospectus any facts or events after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration statement; and

(iii)	to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

(b)	that, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d)	that, for the purpose of determining liability under the 1933 Act to any purchaser, if the Registrant is subject to Rule 430C: Each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the 1933 Act as part of a Registration Statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the 1933 Act, shall be deemed to be part of and included in the Registration Statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the Registration Statement or made in a document incorporated or deemed incorporated by reference into the Registration Statement or prospectus that is part of the Registration Statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the Registration Statement or prospectus that was part of the Registration Statement or made in any such document immediately prior to such date of first use.

(e)	that, for the purpose of determining liability of the Registrant under the 1933 Act to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this Registration Statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(i)	any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the 1933 Act;

(ii)	the portion of any advertisement pursuant to Rule 482 under the 1933 Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(iii)	any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

5.	Registrant undertakes:

(a)	that, for the purpose of determining any liability under the 1933 Act, the information omitted from the form of prospectus filed as part of the Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 497(h) will be deemed to be a part of the Registration Statement as of the time it was declared effective; and

(b)	that, for the purpose of determining any liability under the 1933 Act, each post-effective amendment that contains a form of prospectus will be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

6.	The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Statement of Additional Information constituting Part B of this Registration Statement.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant has duly caused this Post-Effective Amendment No. 5 to the Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, and State of New York, on the 26th day of December, 2017.

DIVIDEND AND INCOME FUND

By:	/s/ Thomas B. Winmill
Thomas B. Winmill, President

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 5 to the Registration Statement has been signed by the following persons in the capacities and on the date(s) indicated.

Signatures	Title	Date

/s/ Thomas B. Winmill Thomas B. Winmill	Chairman, President & Trustee (Principal Executive Officer)	December 26, 2017

/s/ Thomas O’Malley Thomas O’Malley	Chief Financial Officer (Principal Financial & Accounting Officer)	December 26, 2017

/s/ Bruce B Huber*	Trustee	December 26, 2017
Bruce B. Huber

/s/ Jon Tomasson*	Trustee	December 26, 2017
Jon Tomasson

/s/ Peter K. Werner*	Trustee	December 26, 2017
Peter K. Werner

*By:	/s/ Russell Kamerman
Russell Kamerman

* Pursuant to Power of Attorney (see Exhibit (s) to this Registration Statement)

INDEX TO EXHIBITS

Exhibit	Description

(d)(iii)	Form of Subscription Certificate for Rights Offering

(d)(v)	Form of Notice of Guaranteed Delivery for Rights Offering

(j)(v)	Amendment to Fee Schedule of Custodian Agreement dated December 14, 2017

(k)(iv)	Subscription Agent Agreement between Registrant and American Stock Transfer & Trust Company, LLC

(k)(v)	Information Agent Agreement between Registrant and AST Fund Solutions, LLC

(s)	Powers of Attorney for Bruce B. Huber, Jon Tómasson, and Peter K. Werner